Bay Area Ranchers' Cooperative
Summary of Terms

Offering Minimum $50,000.00

Offering Maximum $1,070,000.00

Minimum Investment Amount $500
(per investor)

Offering Type   Equity

Security Name: Class C Preferred Stock

Minimum Number of Shares Offered: 5,000
Maximum Number of Shares Offered: 107,000

Price per Share: $10.00

Pre-Money Valuation: $1,000,160

Security Features: Non voting stock; Liquidation and Dividend
                                       Preference over Common Membership; Dividend of
                                       2% issued in retail credit for 5 years; Dividend of
                                       4% (up to 2% issued in retail credit) after year 5.